SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               AMENDMENT NO. 2

                                      TO

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 761312-10-7
                           (formerly 761314-10-3)
                                (CUSIP Number)

                           CHARLES E. BRADLEY, SR.
                         c/o STANWICH PARTNERS, INC.
                             ONE STAMFORD LANDING
                             62 SOUTHFIELD AVENUE
                         STAMFORD, CONNECTICUT  06902
                                (203) 325-0551
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 21, 2002
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

(1)  Name of reporting persons........CHARLES E. BRADLEY, SR.

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [X]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................Not applicable

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............94,011

(8)  Shared voting power.............1,751,697

(9)  Sole dispositive power..........94,011

(10) Shared dispositive power........6,475,987

(11) Aggregate amount beneficially
     owned by each reporting person..6,569,998

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........41.9%

(14) Type of reporting
     person (see instructions).......IN

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

(1)  Name of reporting persons........KIMBALL J. BRADLEY

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [X]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................OO and PF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............1,649,524

(8)  Shared voting power.............4,672,393

(9)  Sole dispositive power..........1,649,524

(10) Shared dispositive power........0

(11) Aggregate amount beneficially
     owned by each reporting person..6,321,917

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........40.5%

(14) Type of reporting
     person (see instructions).......IN

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

(1)  Name of reporting persons........CHARLES E. BRADLEY, SR. FAMILY
                                      LIMITED PARTNERSHIP

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [X]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................Not applicable

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................Connecticut, United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............0

(8)  Shared voting power.............4,672,393

(9)  Sole dispositive power..........0

(10) Shared dispositive power........4,672,393

(11) Aggregate amount beneficially
     owned by each reporting person..4,672,393

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........30.0%

(14) Type of reporting
     person (see instructions).......PN

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D is jointly filed by Charles E. Bradley, Sr. ("Mr. Bradley"), Kimball J. Bradley ("Mr. K. Bradley") and the Charles E. Bradley, Sr., Family Limited Partnership (the "Bradley FLP" and, collectively with Mr. Bradley and Mr. K. Bradley, the "Reporting Persons").

ITEM 1.     Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Reunion Industries, Inc., a Delaware corporation ("Reunion"). The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

ITEM 2.     Identity and Background.

     1.     Charles E. Bradley, Sr.

     Mr. Bradley is the Chairman of the Board, Chief Executive Officer and a Director of Reunion, the President and sole director of KSB Acquisition Corp. ("KSB"), Hanna Investment Corporation ("HANNA") and Stanwich Financial Services Corp. ("SFSC") and the President and a Director of Stanwich Partners, Inc. Mr. Bradley's business address is c/o Stanwich Partners, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Bradley is a citizen of the United States.

     During the last five years Mr. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2.     Charles E. Bradley, Sr. Family Limited Partnership.

     The Bradley FLP is a Connecticut limited partnership. The principal activities of the Bradley FLP are to manage and invest the assets held by the partnership. The principal business address of the Bradley FLP is c/o Stanwich Partners, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Bradley is the sole general partner of the Bradley FLP.

     During the last five years neither the Bradley FLP nor Mr. Bradley as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

     3.     Kimball J. Bradley

     Kimball J. Bradley is the President and Chief Operating Officer and a director of Reunion. Mr. K. Bradley's business address is 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222. Mr. K. Bradley is a citizen of the United States.

     During the last five years Mr. K. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

     The following transactions in the Common Stock by or involving the Reporting Persons are reported herein:

     On August 16, 2001 Mr. Bradley sold 1,906 shares at a price of $1.11 per share.

     With his personal funds, Mr. K. Bradley purchased the following shares in open market transactions:

                Date         No. of Shares       Price per Share
              --------       -------------       ---------------
              12/07/01           4,000                $0.30
              12/07/01           4,000                $0.22
              12/27/01           1,000                $0.35
              12/28/01           3,000                $0.35
              12/31/01           4,000                $0.35

     On February 21, 2002, KSB sold to Mr. K. Bradley, and Mr. K. Bradley purchased from KSB, 623,685 shares of the Common Stock at a price of $0.55 per share. Mr. K. Bradley paid the purchase price for these shares by issuing to KSB his promissory note in the principal amount of $343,027.

     On February 21, 2002, Hanna sold to Mr. K. Bradley, and Mr. K. Bradley purchased from Hanna, 132,783 shares of the Common Stock at a price of $0.55 per share. Mr. K. Bradley paid the purchase price for these shares by issuing to Hanna his promissory note in the principal amount of $73,031.

     The number of shares subject to employee stock options exercisable currently or within 60 days increased by 8,334 in the cases of both Mr. Bradley and Mr. K. Bradley. In each case, the consideration for these options was services as an employee of Reunion.

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

ITEM 4.     Purpose of the Transaction.

     The sale of Common Stock by Mr. Bradley reported in Item 3, above, was made to raise cash to pay certain obligations. The sale of the Common Stock by KSB and Hanna reported in Item 3 was made to transform an equity investment into a debt investment. The Reporting Persons have acquired Common Stock previously and acquired the Common Stock included in this Statement for investment. The Reporting Persons also intend to influence the control of Reunion, inasmuch as Mr. Bradley and Mr. K. Bradley are directors of Reunion, and are, respectively, its Chief Executive Officer, and President and Chief Operating Officer. The Reporting Persons may sell and buy Common Stock from time to time.

     As of the date hereof, the Reporting Persons have no plan or proposal which relates to or would result in any of the actions described in Item 4 of
Schedule 13D, except that Reunion is considering the possible sale of two of its business units.

ITEM 5.     Interest in Securities of the Issuer.

     (a) The Bradley FLP owns, in the aggregate, 4,672,393 shares of Common Stock of Reunion, or approximately 30.0%, of the 15,590,619 issued and outstanding shares of the Common Stock of Reunion (the "Outstanding Common Stock").

     Mr. Bradley is the general partner and manages the business and affairs of the Bradley FLP and, therefore, may be deemed to beneficially own the 4,672,393 shares of Common Stock of Reunion held by the Bradley FLP.

     Mr. Bradley individually owns 52,373 shares of Common Stock of Reunion and is deemed to beneficially own 93,535 shares of Common Stock of Reunion by virtue of options to purchase 93,535 shares of Common Stock of Reunion that are exercisable currently or within 60 days.

     Mr. Bradley is the president, sole director and a shareholder of Hanna and, therefore, may be deemed to beneficially own the 100,000 shares of the Common Stock of Reunion held by Hanna.

     Mr. Bradley is the President, sole director and the sole shareholder of SFSC and, therefore, may be deemed to beneficially own the 1,651,697 shares of Common Stock of Reunion held by SFSC.

     Accordingly, Mr. Bradley may be deemed to beneficially own, in the aggregate, 6,569,998 shares of Common Stock of Reunion, or approximately 41.9% of the sum of the Outstanding Common Stock plus 93,535 shares represented by Mr. Bradley's options.

     Mr. K. Bradley individually owns 1,611,189 shares of Common Stock of Reunion and is deemed to beneficially own 38,335 shares of Common Stock of Reunion by virtue of options to purchase 38,335 shares of Common stock of Reunion that are exercisable currently or within 60 days.

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

     Mr. K. Bradley is the person designated by the Bradley FLP to vote the 4,672,393 shares of Common Stock of Reunion held by the Bradley FLP, and he therefore may be deemed to beneficially own such shares.

     Accordingly, Mr. K. Bradley may be deemed to beneficially own, in the aggregate, 6,321,917 shares of Common Stock of Reunion, or approximately 40.5% of the sum of Outstanding Common Stock plus 38,335 shares represented by his options.

     (b) Subject to Items 5(d) and 6, below, the Bradley FLP and Mr. Bradley may be deemed to share the power to dispose or to direct the disposition of the 4,672,393 shares of Common Stock of the Company held by the Bradley FLP. The Bradley FLP's power to dispose of these shares is based upon its record ownership of these shares. Mr. Bradley's power to direct the disposition of these shares is based upon his right as general partner of the Bradley FLP to manage the business and affairs of the Bradley FLP. Subject to Items 5(d) and 6, below, the Bradley FLP and Mr. K. Bradley may be deemed to share the power to vote the 4,672,393 shares held by the Bradley FLP based upon (i) the Bradley FLP's record ownership of these shares and (ii) Mr. K. Bradley's designation by the Bradley FLP as the person to vote these shares.

     Mr. Bradley may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the shares held by Hanna and SFSC based upon his relationships as an officer, director and shareholder with each of Hanna and SFSC.

     Subject to Items 5(d) and 6, below, Mr. Bradley has the sole power to vote and the sole power to dispose of the 145,908 shares of Common Stock of Reunion beneficially owned by him, based upon his record ownership of 52,373 such shares and by virtue of his options to purchase 93,535 such shares.

     Mr. K. Bradley has the sole power to vote and dispose of the 1,649,524 shares of Common Stock of Reunion beneficially owned by him, based upon his record ownership of 1,611,189 such shares and by virtue of his options to purchase 38,335 such shares.

     Mr. Bradley may be deemed to have been the beneficial owner of the shares formerly held by KSB based upon his relationship as an officer, director and shareholder of KSB.

     (c) There were no transactions in the Common Stock of Reunion by or involving the Reporting Persons during the past 60 days other than those transactions reported in Item 3, above.

     (d) Mr. Bradley and the Bradley FLP have pledged, respectively, 51,897 and 361,580 shares of the Common Stock of Reunion to Sovereign Bank to secure certain indebtedness of Mr. Bradley. Because a default has occurred under such indebtedness, Sovereign Bank has the right to receive any dividends from, and any proceeds from the sale of, such pledged shares (but not more than the amount of the debt secured by such pledges).

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

     Pursuant to the Securities Pledge Agreement dated as of May 1, 1993 (the "State Street Pledge Agreement") among the Bradley FLP, the John Grier Family Limited Partnership, and the State Street Bank and Trust Company, as successor Collateral Agent to the First National Bank of Boston (the "Collateral Agent"), the Bradley FLP pledged 4,145,247 shares of the Common Stock to secure the obligations under the Indenture, dated as of May 1, 1993, between Reunion and the Collateral Agent, as Trustee, relating to certain Senior Notes issued by Reunion in 1993 that are due in 2003. Because a "Realization Event" has occurred under the State Street Pledge Agreement as a result of interest payment default under such Senior Notes, the Collateral Agent has the right to receive any dividends from, and any proceeds from the sale of such pledged shares (but not more than the amount of the debt secured by such pledges).

     (e)     Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Under the terms of the pledges to Sovereign Bank referred to in Item 5(d), above, because a default has occurred, Sovereign Bank may have the right to vote with respect to 51,897 shares of the Common Stock of Reunion owned by Mr. Bradley and 361,580 shares of such Common Stock owned by the Bradley FLP. Under the terms of the State Street Pledge Agreement referred to in Item 5(d), above, because a "Realization Event" has occurred, the Collateral Agent has the right to vote with respect to 4,145,247 shares of Common Stock owned by the Bradley FLP during the continuation of such event.

ITEM 7.     Material to be Filed as Exhibits.

1.     Joint Filing Agreement among Mr. Bradley, Mr. K. Bradley and the
Bradley FLP.

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 11, 2002

                                            CHARLES E. BRADLEY, SR. FAMILY
                                            LIMITED PARTNERSHIP

                                            By: /s/ Charles E. Bradley, Sr.
                                                ------------------------------
                                                    Charles E. Bradley, Sr.
                                                    General Partner

                                                /s/ Charles E. Bradley, Sr.
                                                ------------------------------
                                                    Charles E. Bradley, Sr.

                                                /s/ Kimball J. Bradley
                                                ------------------------------
                                                    Kimball J. Bradley

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

                                                                  EXHIBIT 1

                            JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Amendment No. 2 to Schedule 13D filed on or about this date (the "Schedule 13D") with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Reunion Industries, Inc., a Delaware corporation, is being, and any and all amendments thereto may be, filed on behalf of each of the undersigned.

     The undersigned hereby constitute and appoint Charles E. Bradley, Sr. their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments to the
Schedule 13D, and to file the same and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done, or have done or caused to be done prior to this date, by virtue hereof.

     This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  March 11, 2002

                                            CHARLES E. BRADLEY, SR. FAMILY
                                            LIMITED PARTNERSHIP

                                            By: /s/ Charles E. Bradley, Sr.
                                                ------------------------------
                                                    Charles E. Bradley, Sr.
                                                    General Partner

                                                /s/ Charles E. Bradley, Sr.
                                                ------------------------------
                                                    Charles E. Bradley, Sr.

                                                /s/ Kimball J. Bradley
                                                ------------------------------
                                                    Kimball J. Bradley